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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ___________

                         ------------------------------

                             BANKERS TRUST COMPANY
              (Exact name of trustee as specified in its charter)

NEW YORK                                                  13-4941247
(Jurisdiction of Incorporation or                         (I.R.S. Employer
organization if not a U.S. national bank)                 Identification no.)

FOUR ALBANY STREET
NEW YORK, NEW YORK                                        10006
(Address of principal                                     (Zip Code)
executive offices)

                             BANKERS TRUST COMPANY
                                LEGAL DEPARTMENT
                         130 LIBERTY STREET, 31ST FLOOR
                            NEW YORK, NEW YORK 10006
                                 (212) 250-2201
                      (Name, address and telephone number
                             of agent for service)

                       ---------------------------------


                       FIRST SIERRA RECEIVABLES II, INC.
             (Exact name of Registrant as specified in its charter)

                       FIRST SIERRA RECEIVABLES III, INC.
          (Exact name of Co-Registrant as specified in its charter)

                                    DELAWARE
                        (State or other jurisdiction of
                         Incorporation or organization)


                         600 TRAVIS STREET, SUITE 7050
                              HOUSTON, TEXAS 77002
                                 (713) 221-8822
          (Address, including zip code of principal executive offices)

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                 FIRST SIERRA EQUIPMENT CONTRACT TRUST 1999-2,
                       A COMMON LAW TRUST ACTING THROUGH
                      FIRST UNION TRUST COMPANY, NATIONAL
                  ASSOCIATION, NOT IN ITS INDIVIDUAL CAPACITY
                          BUT SOLELY AS OWNER TRUSTEE
                    (Issuer with respect to the securities)
              $157,155,372 EQUIPMENT CONTRACT BACKED NOTES 1999-2
                      (Title of the indenture securities)


ITEM   1.  GENERAL INFORMATION.
               Furnish the following information as to the trustee.

            (a) Name and address of each examining or supervising
                authority to which it is subject.

             NAME                                        ADDRESS
             ----                                        -------
             Federal Reserve Bank (2nd District)         New York, NY
             Federal Deposit Insurance Corporation       Washington, D.C.
             New York State Banking Department           Albany, NY

            (b) Whether it is authorized to exercise corporate trust powers.
                               Yes.

ITEM   2.  AFFILIATIONS WITH OBLIGOR.

               If the obligor is an affiliate of the Trustee, describe each such affiliation.

               None.

ITEM 3. -15.   NOT APPLICABLE

ITEM  16.      LIST OF EXHIBITS.

               EXHIBIT 1 - Restated Organization Certificate of Bankers Trust
                           Company dated August 7, 1990, Certificate of
                           Amendment of the Organization Certificate of Bankers Trust Company dated June 21, 1995 - Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 33-65171, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated March 20, 1996, incorporate by referenced to
                           Exhibit 1 filed with Form T-1 Statement,
                           Registration No. 333-25843 and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated June 19, 1997, copy attached.

               EXHIBIT 2 - Certificate of Authority to commence business -
                           Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-12199.
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     EXHIBIT 3 - Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-12199.

     EXHIBIT 4 - Existing By-Laws of Bankers Trust Company, as amended on
                 November 18, 1997. Copy attached.

     EXHIBIT 5 - Not applicable.

     EXHIBIT 6 - Consent of Bankers Trust Company required by Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 22-18864.

     EXHIBIT 7 - The latest report of condition of Bankers Trust Company dated as of September 30, 1998. Copy attached.

     EXHIBIT 8 - Not Applicable.

     EXHIBIT 9 - Not Applicable.

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                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bankers Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 8th day of January, 1998.


                                       BANKERS TRUST COMPANY



                                       By: /s/ Patricia MF Russo
                                           -------------------------------------
                                           Patricia MF Russo
                                           Vice President

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                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bankers Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 8th day of January, 1998.


                                       BANKERS TRUST COMPANY



                                       By: /s/ Patricia MF Russo
                                           -------------------------------------
                                           Patricia MF Russo
                                           Vice President

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                                                                       EXHIBIT 1

                               State of New York,

                               Banking Department



     I, MANUEL KURSKY, Deputy Superintendent of Banks of the State of New York, DO HEREBY APPROVE the annexed Certificate entitled "CERTIFICATE OF AMENDMENT OF THE ORGANIZATION CERTIFICATE OF BANKERS TRUST COMPANY UNDER SECTION 8005 OF THE BANKING LAW," dated June 19, 1997, providing for an increase in authorized capital stock from $1,601,666,670 consisting of 100,166,667 shares with a par value of $10 each designated as Common Stock and 600 shares with a par value of $1,000,000 each designated as Series Preferred Stock to $2,001,666,670 consisting of 100,166,667 shares with a par value of $10 each designated as Common Stock and 1,000 shares with a par value of $1,000,000 each designated as Series Preferred Stock.

WITNESS, my hand and official seal of the Banking Department at the City of New York, this 27TH day of June in the Year of our Lord one thousand nine hundred and ninety-seven.



                                                 /s/ Manuel Kursky
                                           ------------------------------
                                                   Manuel Kursky
                                           Deputy Superintendent of Banks



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                            CERTIFICATE OF AMENDMENT

                                     OF THE

                            ORGANIZATION CERTIFICATE

                                OF BANKERS TRUST

                      Under Section 8005 of the Banking Law

                          -----------------------------

     We, James T. Byrne, Jr. and Lea Lahtinen, being respectively a Managing Director and an Assistant Secretary of Bankers Trust Company, do hereby certify:

     1. The name of the corporation is Bankers Trust Company.

     2. The organization certificate of said corporation was filed by the Superintendent of Banks on the 5th of March, 1903.

     3. The organization certificate as heretofore amended is hereby amended to increase the aggregate number of shares which the corporation shall have authority to issue and to increase the amount of its authorized capital stock in conformity therewith.

     4. Article III of the organization certificate with reference to the authorized capital stock, the number of shares into which the capital stock shall be divided, the par value of the shares and the capital stock outstanding, which reads as follows:

     "III. The amount of capital stock which the corporation is hereafter to have is One Billion, Six Hundred and One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($1,601,666,670), divided into One Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (100,166,667) shares with a par value of $10 each designated as Common Stock and 600 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock."

is hereby amended to read as follows:

     "III. The amount of capital stock which the corporation is hereafter to have is Two Billion One Million, Six Hundred Sixty-Six Thousand, Six Hundred Seventy Dollars ($2,001,666,670), divided into One Hundred Million, One Hundred Sixty-Six Thousand, Six Hundred Sixty-Seven (100,166,667) shares with a par value of $10 each designated as Common Stock and 1000 shares with a par value of One Million Dollars ($1,000,000) each designated as Series Preferred Stock."



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     5. The foregoing amendment of the organization certificate was authorized by unanimous written consent signed by the holder of all outstanding shares entitled to vote thereon.

     IN WITNESS WHEREOF, we have made and subscribed this certificate this 19th day of June, 1997.


                                       /s/ James T. Byrne, Jr.
                                  ---------------------------------
                                         James T. Byrne, Jr.
                                          Managing Director


                                           /s/ Lea Lahtinen
                                  ---------------------------------
                                             Lea Lahtinen
                                         Assistant Secretary

State of New York          )
                           ) ss:
County of New York         )

     Lea Lahtinen, being fully sworn, deposes and says that she is an Assistant Secretary of Bankers Trust Company, the corporation described in the foregoing certificate; that she has read the foregoing certificate and knows the contents thereof, and that the statements herein contained are true.

                                         /s/ Lea Lahtinen
                                  ---------------------------------
                                           Lea Lahtinen

Sworn to before me this 19th day of
June, 1997.


        /s/ Sandra L. West
-----------------------------------
          Sandra L. West
          Notary Public

          SANDRA L. WEST
 Notary Public State of New York
          No. 31-4942101
   Qualified in New York County
Commission Expires September 19, 2003